Exhibit 3.9

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Xanthic Biopharma Inc. (“Xanthic” or the “Company”)

77 King Street West, Suite 2905

Toronto, Ontario, M5K 1A2

1.2	Executive Officer

Tim Moore

Chief Executive Officer

647-966-6536

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On July 9, 2018, Xanthic entered into a binding letter agreement (the “LOI”) with management of Green Growth Brands Ltd. (“GGB”), a corporation incorporated pursuant to the laws of Ontario, concerning an arm’s length business combination (the “Business Combination Agreement”). The LOI also provided for the acquisition by GGB Nevada LLC (“GGB Nevada”), a wholly-owned subsidiary of Xanthic, of 100% of the outstanding membership interests of Nevada Organic Remedies LLC (“NOR”), for aggregate consideration of USD$56.75 million (the “NOR Acquisition”). Xanthic entered into an agreement with NOR on July 13, 2018, and completed the NOR Acquisition on September 7, 2018.

NOR is a vertically integrated medical and retail marijuana company based in Las Vegas, Nevada holding four Nevada marijuana licenses (dispensary, cultivation, production and distribution). Additionally, NOR produces a line of high quality medical and recreational products under the name 8|fold.

Further information about the Business Combination Agreement and the NOR Acquisition can be found in Xanthic’s news releases dated July 17, 2018 and September 7, 2018 (the “Acquisition News Releases”), copies of which have been filed under Xanthic’s profile on SEDAR at www.sedar.com.

2.2	Date of Acquisition

The effective date of the NOR Acquisition is September 4, 2018.

2.3	Consideration

Under the terms of the NOR Acquisition, GGB Nevada acquired 100% of the outstanding membership interests of NOR for aggregate consideration of USD$56.75 million.

To complete the NOR Acquisition, GGB Nevada was required to make a payment of a USD$2 million deposit (the “NOR Deposit”) and an initial cash payment of approximately USD$30.3 million (the “NOR Closing Payment”) on closing of the NOR Acquisition. To satisfy the NOR Deposit, Xanthic issued a promissory note in favour of GGB in the principal amount of USD$2 million (the “Deposit Promissory Note”). To satisfy the NOR Closing Payment, Xanthic and GGB entered into a loan agreement (the “Loan Agreement”) pursuant to which GGB loaned approximately USD$30.3 million to the Xanthic (the “Loan”). The proceeds of the Loan were sourced from a brokered and non-brokered debenture financing completed by GGB on August 30, 2018. In addition, on closing of the NOR Acquisition, GGB Nevada was required to deliver the NOR Members a secured promissory note in the principal amount of USD$21,565,000. The balance of consideration (5%) will be settled with the issuance of Xanthic shares delivered on closing of the Business Combination.

2.4	Effect on Financial Position

Except as disclosed in this business acquisition report, or publicly disclosed and in the ordinary course of business, Xanthic does not have any current plans or proposals for material changes in the Company’s business affairs, which may have a significant effect on the operations and financial position of the Company, including any proposal to liquidate the business of NOR, or to sell, lease or exchange all or a substantial part of its assets. NOR will continue to be managed by the current management team that is in place.

2.5	Prior Valuations

To the knowledge of the Company, there has not been any valuation opinion within the last twelve months by Xanthic required by securities legislation or a Canadian exchange or market to support the consideration paid by Xanthic in connection with the NOR Acquisition.

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2.6	Parties to Transaction

The NOR Acquisition was not with an informed person, associate or affiliate of the Company as defined in Section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations.

2.7	Date of Report

September 24, 2018

Item 3	Financial Statements

The following financial statements attached as Schedule “A” hereto are included in this Business Acquisition Report:

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SCHEDULE “A”

Financial Statements

See attached.

NEVADA ORGANIC REMEDIES LLC

Consolidated Financial Statements

As of and for the Years Ended

June 30, 2018 (Audited), 2017 (Unaudited)

Certified Public Accountants

NEVADA ORGANIC REMEDIES LLC

INDEX TO FINANCIAL STATEMENTS

Page
INDEPENDENT AUDITOR’S REPORT	1
FINANCIAL STATEMENTS:
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Changes in Members’ Equity	3
Consolidated Statements of Cash Flows	4
Notes to the Consolidated Financial Statements	5-12

Certified Public Accountants

Independent Auditor’s Report

To the Board of Directors

of Nevada Organic Remedies LLC

We have audited the accompanying consolidated financial statements of Nevada Organic Remedies LLC (the “Company”), which comprise the consolidated balance sheet as of June 30, 2018, and the related consolidated statements of operations and changes in members’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Prior Period Financial Statements

The accompanying consolidated balance sheet for the Company as of June 30, 2017 and the related consolidated statements of operations and changes in members’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements were not audited by us and accordingly we do not express an opinion or other form of assurance on them.

San Diego, California

September 21, 2018

Macias Gini & O’Connell LLP 12264 El Camino Real, Suite 402 San Diego, CA 92130	1	www.mgocpa.com

NEVADA ORGANIC REMEDIES LLC

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2018 (AUDITED) and 2017 (UNAUDITED)

	2018 (Audited)	2017 (Unaudited)
ASSETS
Current Assets:
Cash and Cash Equivalents	$601,010	$316,281
Accounts Receivable	336,762	—
Inventory	1,857,445	532,694
Prepaid Expenses and Other Current Assets	124,418	16,677
Due from Related Party	212,467	—

Total Current Assets	3,132,102	865,652
Property and Equipment, Net	390,003	124,946
Other Assets	2,100	2,100

TOTAL ASSETS	$3,524,205	$992,698

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Accounts Payable	$677,537	$154,721
Accrued Liabilities	261,887	436,502
Notes Payable	85	405,188
Due to Related Party	—	389,984

TOTAL LIABILITIES	939,509	1,386,395

MEMBERS’ EQUITY (DEFICIT)	2,584,696	(393,697)

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$3,524,205	$992,698

See Accompanying Notes to the Consolidated Financial Statements.

NEVADA ORGANIC REMEDIES LLC

CONSOLIDATED STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2018 (AUDITED) and 2017 (UNAUDITED)

	2018 (Audited)	2017 (Unaudited)
Revenues	$18,991,307	$5,644,805
Cost of Goods Sold	9,533,001	3,641,979

Gross Profit	9,458,306	2,002,826

Operating Expenses:
General and Administrative	4,504,593	1,767,261
Sales and Marketing	334,215	172,369
Depreciation	26,126	12,780

Total Operating Expenses	4,864,934	1,952,410

Income from Operations	4,593,372	50,416

Other Income (Expense):
Interest Expense, Net	(34,737)	(1,217)
Other Income (Expense)	3,856	(123,010)

Total Other Income (Expense)	(30,881)	(124,227)

Net Income (Loss)	$4,562,491	$(73,811)

Members’ Deficit - Beginning of Period	$(393,697)	$(806,510)
Net Income (Loss)	4,562,491	(73,811)
Contributions from Members	—	738,817
Distributions to Members	(1,584,098)	(252,193)

Members’ Equity (Deficit) - End of Period	$2,584,696	$(393,697)

See Accompanying Notes to the Consolidated Financial Statements.

NEVADA ORGANIC REMEDIES LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2018 (AUDITED) and 2017 (UNAUDITED)

	2018 (Audited)	2017 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$4,562,491	$(73,811)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By Operating Activities:
Depreciation	63,170	52,132
Changes in Operating Assets and Liabilities:
Accounts Receivable	(336,762)	—
Inventory	(1,324,751)	(189,132)
Prepaid Expenses and Other Current Assets	(107,741)	(5,133)
Other Assets	—	325
Due from Related Parties	(212,467)	—
Accounts Payable and Accrued Liabilities	348,201	(15,094)
Due to Related Parties	(389,984)	(71,262)

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,602,157	(301,975)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(328,227)	(4,695)

NET CASH USED IN INVESTING ACTIVITIES	(328,227)	(4,695)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from Members	—	738,817
Distributions to Members	(1,584,098)	(252,193)
Principal Repayments of Notes Payable	(405,103)	(4,201)

NET CASH USED IN FINANCING ACTIVITIES	(1,989,201)	482,423

NET INCREASE IN CASH AND CASH EQUIVALENTS	284,729	175,753
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	316,281	140,528

CASH AND CASH EQUIVALENTS, END OF YEAR	$601,010	$316,281

CASH PAID DURING THE YEAR FOR:
Interest	$612	$1,217

See Accompanying Notes to the Consolidated Financial Statements.

NEVADA ORGANIC REMEDIES LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2018 (AUDITED) and 2017 (UNAUDITED)

1.	NATURE OF OPERATIONS

The Company and its wholly owned subsidiaries, are a vertically integrated cultivation, production and retail medical and recreational marijuana company based in Las Vegas, Nevada holding four Nevada cannabis licenses (dispensary, cultivation, production and distribution). Through its cultivation and production operations, the Company produces high quality medical and recreational products which are sold through the Company’s dispensary and sold wholesale to various dispensaries. The dispensary is located one facility and the cultivation and production facility in a second facility, all located in Las Vegas, Nevada.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash on hand and cash deposits in financial institutions and other deposits that are readily convertible into cash.

Accounts Receivable

Accounts receivable are stated at an amount management expects to collect from outstanding balances and are recorded when invoices are issued. Management provides from probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. The allowance for doubtful account was zero at June 30, 2018 and 2017. The Company had zero bad debt expenses for the years ended June 30, 2018 and 2017.

Inventory

Inventory includes cannabis and cannabis-related products and is valued at the lower of cost and net realizable value. Cost is determined using the average method for cultivation, production and retail inventory. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. Packaging and supplies are initially valued at cost. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written-down to net realizable value. As of June 30, 2018 (audited) and 2017 (unaudited), the Company determined that no reserve was necessary.

NEVADA ORGANIC REMEDIES LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2018 (AUDITED) and 2017 (UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method using the following methods and estimated useful lives:

Category	Depreciation Method	Estimated Useful Life
Leasehold Improvements	Amortized Over the Life of the Lease or the Estimated Useful Life of the Improvement, Whichever is Less	10 Years
Furniture and Fixtures	Depreciated Over the Estimated Useful Life of the Asset	5 Years
Manufacturing Equipment	Depreciated Over the Estimated Useful Life of the Asset	3 Years
Automobiles	Depreciated Over the Estimated Useful Life of the Asset	3 Years

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively if appropriate. An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the Statement of Operations and Changes in Members’ Equity in the year the asset is derecognized.

Repairs and maintenance that do not improve efficiency or extend economic life are charged to expense as incurred.

Impairment of Long-Lived Assets

Long-lived assets such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, but no less frequently than annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. There were no impairments recorded during the years ended June 30, 2018 (audited) and 2017 (unaudited).

NEVADA ORGANIC REMEDIES LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2018 (AUDITED) and 2017 (UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership for federal income tax purposes. Under federal law, the taxable income or loss of a limited liability company is allocated to its members. Accordingly, no provision has been made for federal income taxes.

FASB ASC Topic No. 740, “Accounting for Uncertainty in Income Taxes” (“ASC 740”), clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not recognize any tax benefits from uncertain tax positions during the year ended June 30, 2018 (audited) and 2017 (unaudited). The Company is no longer subject to state examinations by tax authorities for the years before June 30, 2014.

Revenue Recognition

Revenue is recognized at the fair value of consideration received or receivable. Revenue from the sale of goods is recognized when all the following conditions have been satisfied, which are generally met once the products are received by customers:

•	The Company has transferred the significant risks and rewards of ownership of the goods to the purchaser;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the entity; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Cost of Goods Sold

Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing, and other expenses for services.

Advertising Costs

Advertising costs are charged to expense when incurred. Advertising expense for the year ended June 30, 2018 and 2017 was $287,458 (audited) and $152,167 (unaudited), respectively.

NEVADA ORGANIC REMEDIES LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2018 (AUDITED) and 2017 (UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, accounts payables and accrued liabilities, and notes payable. The carrying values of these financial instruments approximate their fair values as of June 30, 2018 and 2017, respectively.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level	1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level	2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level	3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the year.

Use of Estimates

Management uses estimates and assumptions in preparing its consolidated financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), a new standard on revenue recognition. Further, the FASB has issued a number of additional ASUs regarding the new revenue recognition standard. The new standard, as amended, will supersede existing revenue recognition guidance and apply to all entities that enter into contracts to provide goods or services to customers. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers — Deferral of the Effective Date, which amends ASU 2014-09 to defer the effective date by one year. The new standard is effective for annual and interim periods in fiscal years beginning after December 15, 2018. Entities are allowed to use either the full or modified retrospective approach when transitioning to the ASU. The Company expects to implement the provisions of ASU 2014-09 as of July 1, 2019 and has not yet selected a transition method. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 is intended to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods beginning after December 15, 2019. The adoption of this ASU is not expected to have a material effect on the consolidated financial statements.

NEVADA ORGANIC REMEDIES LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2018 (AUDITED) and 2017 (UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In February 2016, the FASB issued ASU 2016-02, Leases, which supersedes the current accounting for leases and while retaining two distinct types of leases, finance and operating, (1) requires lessees to record a right of use asset and a related liability for the rights and obligations associated with a lease, regardless of lease classification, and recognize lease expense in a manner similar to current accounting, (2) eliminates most real estate specific lease provisions, and, (3) aligns many of the underlying lessor model principles with those in the new revenue standard. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2019. Entities are required to use a modified retrospective approach when transitioning to the ASU for leases that exist as of or are entered into after the beginning of the earliest comparative period presented in the financial statements. The Company expects to implement the provisions of ASU 2016-02 as of July 1, 2020. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

3.	SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Company places its cash with high quality financial institutions and may be redeemed upon demand. The Federal Deposit Insurance Corporation (“FDIC”) provides coverage of at least $250,000 available to depositors under the FDIC’s general deposit insurance rules. From time to time the Company has account balances with its financial institutions that are in excess of the insured amounts, and, therefore, those excess account balances are uninsured. There were approximately $16,000 (audited) in excess of the FDIC insurance limit at June 30, 2018. At June 30, 2017, the Company had no amounts in excess of the FDIC insurance limit (unaudited).

The Company grants unsecured credit to its customers for purchase of its cultivation and production products. As of June 30, 2018, there was one customer, who is a related party, see Note 9, which accounted for 51 percent (audited) of the total accounts receivable as of June 30, 2018. As of June 30, 2017, the Company had no accounts receivable (unaudited).

4.	INVENTORY

As of June 30, 2018 (audited) and 2017 (unaudited), inventory consisted of:

	2018 (Audited)	2017 (Unaudited)
Work-in-Progress	$744,577	$335,818
Finished Goods	1,112,868	196,876

Total Inventory	$1,857,445	$532,694

NEVADA ORGANIC REMEDIES LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2018 (AUDITED) and 2017 (UNAUDITED)

5.	PROPERTY AND EQUIPMENT

As of June 30, 2018 (audited) and 2017 (unaudited), property and equipment consisted of the following:

	2018 (Audited)	2017 (Unaudited)
Furnitures and Fixtures	$94,063	$94,063
Leasehold Improvements	304,890	26,898
Manufacturing Equipment	91,197	40,962
Automobiles	26,688	26,688

Total Property and Equipment, Gross	516,838	188,611
Less: Accumulated Depreciation	(126,835)	(63,665)

Property and Equipment, Net	$390,003	$124,946

Depreciation expense of $63,170 (audited) and $52,132 (unaudited) was recorded for the year ended June 30, 2018 and 2017, respectively, of which $37,044 (audited) and $39,352 (unaudited), respectively, is included in cost of goods sold.

6.	NOTES PAYABLE

As of June 30, 2018 (audited) and 2017 (unaudited) notes payable consisted of the following:

	2018 (Audited)	2017 (Unaudited)
Automobile Loan - Secured promissory note dated June 01, 2016, which matures on September 1, 2018, and bears-interest at 4.47%.	$85	$17,070
Note payable due to a member. The note payable bears interest at 5% and matured March 31, 2017 and due on demand anytime after thereof.	—	200,000
Note payable due to a member. The note payable bears interest at 5% and due on demand anytime after thereof.	—	188,118

Total Notes Payable	$85	$405,188

During the year ended June 30, 2018 (audited), the notes payables to the members matured and were paid in full by the Company.

NEVADA ORGANIC REMEDIES LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2018 (AUDITED) and 2017 (UNAUDITED)

7.	MEMBERS’ EQUITY (DEFICIT)

The Company formed Nevada limited liability companies on April 16, 2014. Allocations of profits and losses are allocated pro rata in proportion to the member’s capital interest. There are no members units. No member has the right to transfer any or part of their membership interest without the express written permission of a vote of members.

During the year ended June 30, 2017, the members of the Company forgave amounts due from related parties of $738,817 (unaudited). The amount was recorded as a contribution. No contributions were made during the year ended June 30, 2018.

During the year ended June 30, 2017, the Company distributed $252,193 (unaudited) in cash to its members. During the year ended June 30, 2018, the Company distributed $875,000 (audited) in cash to its members and forgave $709,098 (audited) of amounts due from related parties. The amounts forgiven was recorded as a distribution to its members.

8.	COMMITMENTS AND CONTINGENCIES

Office and Operating Leases

The Company leases all of its business facilities from a related party under operating lease agreements that specify minimum rentals and a percent of net revenues. The leases expire through December 2025 and contain certain renewal provisions. The Company’s rent expense for the years ended June 30, 2018 and 2017 was $1,393,452 (audited) and $638,715 (unaudited), respectively, of which $441,506 (audited) and $330,248 (unaudited), respectively, is included in cost of goods sold. Percentage rent was $1,034,270 (audited) and $332,715 (unaudited), respectively, of which $201,506 (audited) and $90,248 (unaudited), respectively, is included in cost of goods sold.

Future minimum lease payments for the next five years and thereafter are as follows:

Year Ending June 30,	Scheduled Payments
2019	$467,354
2020	467,354
2021	467,354
2022	467,354
2023	467,354
Thereafter	804,630

Total Future Minimum Lease Payments	$3,141,400

Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its consolidated operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation as of June 30, 2018, marijuana regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

NEVADA ORGANIC REMEDIES LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2018 (AUDITED) and 2017 (UNAUDITED)

8.	COMMITMENTS AND CONTINGENCIES (Continued)

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2018 (audited) and 2017 (unaudited), there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations. There are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

9.	RELATED PARTY TRANSACTIONS

From time to time, the Company enters into transactions with companies owned by members of the Company. During the year ended June 30, 2017, the Company was advanced amounts from an entity owned by members of the Company. The amount due under this advance as of June 30, 2017 was $389,984 (unaudited). During the year ended June 30, 2018, this advance was paid in full. During the year ended June 30, 2018, the Company advanced funds to entities that are owned by members of the Company. As of June 30, 2018, the amount due from these entities was $212,467 (audited).

The Company, through its cultivation and production operations sells cannabis products to dispensaries owned by members of the Company. During the years ended June 30, 2018 and 2017, the Company sold $969,611 (audited) and $563,058 (unaudited), respectively, to related parties. The balance due from the related parties in accounts receivable as of June 30, 2018 was $173,223 (audited). There were no amounts due from related parties in accounts receivable as of June 30, 2017 (unaudited).

10.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 21, 2018, which is the date these consolidated financial statements were issued. All subsequent events requiring recognition as of June 30, 2018 and 2017 have been incorporated into these consolidated financial statements.

In September 2018, the members of the Company sold 100% of their membership interest to GGB Nevada LLC in an arm’s length arrangement. The Company has yet to assess the impact of this transaction on its consolidated financial statements.